APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Adventure Pub
Profit & Loss
June 2017 through December 2018

	Jun '17 - Dec 18
Income	
3000-00 · Sales - Food	
3001 · Sales - Desserts	1,480.00
3002 · Sales - Fried	2,720.00
3003 · Sales - Kids	1,223.00
3004 · Sales - Sauteed	1,417.00
3005 · Sales - Skewers	2,390.00
3006 · Sales - Slider	3,587.00
3007 · Sales - Snacks	1,201.00
3050 · Sales - Soft Drinks	2,362.00
3450 · Sales - Uncategorized	6,758.47
Total 3000-00 · Sales - Food	23,138.47
3300-00 · Sales - Liquor-Beer-Wine	
3100 · Sales - Liquor	922.00
Total 3300-00 · Sales - Liquor-Beer-Wine	922.00
3400-00 · Sales - Other	
3550 · Sales - Game Inventory	0.00
3600 · Sales - Game Time	2,850.00
3650 · Sales - Room Booking	1,405.00
3900 · Miscellaneous Income	3,898.21
Total 3400-00 · Sales - Other	8,153.21
Total Income	32,213.68
Cost of Goods Sold	
4000-00 · Cost of Goods Sold	
4100-00 · Cost of Sales Food	
4100 · Purchases - Food	4,611.97
4255 · Purchases - Soda	760.67
Total 4100-00 · Cost of Sales Food	5,372.64
4000-00 · Cost of Goods Sold - Other	6,657.37
Total 4000-00 · Cost of Goods Sold	12,030.01
Total COGS	12,030.01
Gross Profit	20,183.67
Expense	
50000 · Staff Costs	
5000-00 · Gross Wages	
5000 · Wages - Unallocated	37,124.26
Total 5000-00 · Gross Wages	37,124.26
5015-00 · Other Employee Costs	
5175 · Workers Compensation Ins.	2,790.12
Total 5015-00 · Other Employee Costs	2,790.12
5160-00 · Payroll Taxes	
5110 · PR Taxes - Unallocated	3,593.52
Total 5160-00 · Payroll Taxes	3,593.52
Total 50000 · Staff Costs	43,507.90

Adventure Pub
Profit & Loss
June 2017 through December 2018

	Jun '17 - Dec 18
6000-00 · Equipment Costs	
6020 · Equipment Lease	446.53
Total 6000-00 · Equipment Costs	446.53
6050-00 · Restaurant Supp. & Smallwares	
6050 · Restaurant Supplies	6,086.12
6051 · Paper & Plastic	1,227.78
Total 6050-00 · Restaurant Supp. & Smallwa...	7,313.90
7009-00 · Rent Expense - Restaurant	
7000 · Rent Expense	73,384.00
Total 7009-00 · Rent Expense - Restaurant	73,384.00
7020-00 · Utilities Expenses	
7020 · Utilities - Electric	3,444.51
7030 · Utilities - Gas	86.85
Total 7020-00 · Utilities Expenses	3,531.36
7045-00 · Other Facilities Expenses	
7010 · Repairs & Maintenance	13,093.63
7050 · Laundry & Linens	271.55
7060 · Refuse Disposal	776.39
7065 · Pest Control	1,295.00
7145 · Flowers & Decorations	18.58
Total 7045-00 · Other Facilities Expenses	15,455.15
8000-00 · Advertising & Marketing Costs	
8000 · Advertising - General	1,822.33
Total 8000-00 · Advertising & Marketing Co...	1,822.33
8160-00 · Food & Liquor Comps	
8160 · Comps & Discounts	981.50
8165 · Refunds	0.00
Total 8160-00 · Food & Liquor Comps	981.50
9000-00 · General & Adm. Expenses	
9010 · Office Supplies	1,539.49
9015 · Telephone Expense	214.76
9020 · Postage & Delivery	11.85
9030 · Credit Card Merchant Fees	1,282.47
9038 · Bank Charges & Fees	313.44
9040 · Business Travel	30.00
9045 · Business Meals & Entertainment	509.57
9051 · Other Printing/Repro Costs	27.57
9055 · Licenses & Permits	5,877.22
9060 · Insurance - General	7,565.18
9070 · Professional & Legal Fees	9,126.00
9074 · Payroll Processing Fees	1,178.40

	Jun '17 - Dec 18
9075 · Finance Charges	50.00
9079 · Overs & Shorts	2.00
Total 9000-00 · General & Adm. Expenses	27,727.95
Total Expense	174,170.62
Net Income	**-153,986.95**

Adventure Pub
Balance Sheet
As of December 31, 2018

		Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings		
1000 · AdvPub - TD Op - [redacted]		30,663.30
Total Checking/Savings		30,663.30
Other Current Assets		
1700-00 · Prepaid Accounts		
1705 · Prepaid Rent	16,000.00	
Total 1700-00 · Prepaid Accounts		16,000.00
Total Other Current Assets		16,000.00
Total Current Assets		46,663.30
Fixed Assets		
1800-00 · Tangible FA Accounts		
1802 · Leasehold/Building Improve.	5,260.04	
1810 · Equipment & Machinery	1,851.91	
1820 · Furniture & Fixtures	2,878.71	
Total 1800-00 · Tangible FA Accounts		9,990.66
1900-00 · Intangible FA Accounts		
1901 · Security Deposits	24,000.00	
Total 1900-00 · Intangible FA Accounts		24,000.00
Total Fixed Assets		33,990.66
TOTAL ASSETS		**80,653.96**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2100-00 · Accounts Payable		6,463.45
Total Accounts Payable		6,463.45
Credit Cards		
2201 · American Express [redacted]		5,010.47
Total Credit Cards		5,010.47
Other Current Liabilities		
2101-00 · Other Current Liabilities		
2150 · Gift Card Liability	1,984.72	
2400 · Sales Tax Payable	912.28	
Total 2101-00 · Other Current Liabilities		2,897.00
Total Other Current Liabilities		2,897.00
Total Current Liabilities		14,370.92
Total Liabilities		14,370.92

Adventure Pub
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Equity	
2900-00 · Equity Accounts	
2901 · Owner Investment - Athena Peter	120,252.08
2903 · Owner Investment - Jillian Haff	100,017.91
Total 2900-00 · Equity Accounts	220,269.99
Net Income	-153,986.95
Total Equity	66,283.04
TOTAL LIABILITIES & EQUITY	**80,653.96**

Adventure Pub
Statement of Cash Flows
June 2017 through December 2018

	Jun '17 - Dec 18
OPERATING ACTIVITIES	
Net Income	-153,986.95
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1700-00 · Prepaid Accounts:1705 · Prepaid Rent	-16,000.00
2100-00 · Accounts Payable	6,463.45
2201 · American Express -01001	5,010.47
2101-00 · Other Current Liabilities:2150 · Gift Card Liability	1,984.72
2101-00 · Other Current Liabilities:2400 · Sales Tax Payable	912.28
Net cash provided by Operating Activities	-155,616.03
INVESTING ACTIVITIES	
1800-00 · Tangible FA Accounts:1802 · Leasehold/Building Impro...	-5,260.04
1800-00 · Tangible FA Accounts:1810 · Equipment & Machinery	-1,851.91
1800-00 · Tangible FA Accounts:1820 · Furniture & Fixtures	-2,878.71
1900-00 · Intangible FA Accounts:1901 · Security Deposits	-24,000.00
Net cash provided by Investing Activities	-33,990.66
FINANCING ACTIVITIES	
2900-00 · Equity Accounts:2901 · Owner Investment - Athena Peter	120,252.08
2900-00 · Equity Accounts:2903 · Owner Investment - Jillian Haff	100,017.91
Net cash provided by Financing Activities	220,269.99
Net cash increase for period	30,663.30
Cash at end of period	**30,663.30**

I, Athena Z. Peters, certify that:

(1) The financial statements of Parthenon Entertainment Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Parthenon Entertainment Inc. have not been included in this Form and Parthenon Entertainment Inc. has not filed a tax return to date.

Signature:

DocuSigned by:

Athena Z Peters

E4F316C4DFDA42E...

Name: Athena Z. Peters
Title: President